UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 000-54835

A.   Full title of the plan and address of the plan, if different from that of the issuer named below:

MALVERN FEDERAL SAVINGS BANK

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN and TRUST

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Malvern Bancorp, Inc.

42 East Lancaster Avenue

Paoli, Pennsylvania 19301

Malvern Federal Savings Bank
Employees’ Savings & Profit Sharing Plan and Trust

Form 11-K Table of Contents
Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2016 and 2015	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016	3
Notes to Financial Statements	4

Supplemental Schedule
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year), December 31, 2016	10

Signature	11

Ex-23.1 Consent of Independent Registered Public Accounting Firm	12

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Malvern Federal Savings Bank Employees’

Savings & Profit Sharing Plan and Trust

Paoli, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompany supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including the form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

BDO USA, LLP

Philadelphia, Pennsylvania

June 29, 2017

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Statements of Net Assets Available For Benefits

	December 31,
	2016	2015
Assets:
Investments, at fair value	$6,265,709	$6,548,213
Notes receivable from participants	105,814	72,119
Employer contribution receivables	6,752	2,539
Participant contribution receivables	17,845	12,010
Total assets	6,396,120	6,634,881

Net assets available for benefits	$6,396,120	$6,634,881

See the accompanying notes to the financial statements.

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available For Benefits

For the Year Ended
December 31, 2016
Investment Income:
Net appreciation in fair value of investments	$408,109
Dividend income	91,126
Total investment income	499,235

Interest income on notes receivable from participants	1,599

Contributions:
Participants	293,877
Employer	99,320
Rollovers	70
Total contributions	393,267
Total additions	894,101

Deductions:
Benefits paid to participants	1,077,179
Administrative and other expense	55,683
Total deductions	1,132,862

Net decrease in net assets available for benefits	(238,761)

Net assets available for benefits, beginning of year	6,634,881

Net assets available for benefits, end of year	$6,396,120

See the accompanying notes to the financial statements.

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

1.	Description of Plan

General

The Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust, as amended, (the “Plan”) is a defined contribution plan covering all eligible employees of Malvern Federal Savings Bank (the “Employer” or “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Eligibility

Employees are eligible to make elective deferral contributions on the first day of the calendar month, coincident with or next following the date when they have attained age 18 and completed one month of service, measured from the date of hire, provided that they are an eligible employee at the end of that period.

For employer matching contributions, employees must have attained age 18 and completed six months of service, provided that they are an eligible employee at the end of that period.

Contributions

Participants may contribute an amount up to 50% of pretax annual compensation, as defined in the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations. Participants 50 years of age or older may make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Employer will contribute an amount equal to 50% of the participant’s contributions up to 6% of eligible compensation.

Vesting

Participants are 100% vested in all contributions plus actual earnings, including unrealized income or losses thereon.

Payment of Benefits

A participant’s interest in the Plan’s assets are not distributable until the participant terminates employment, reaches retirement age as defined by the Plan, dies or becomes permanently disabled. At that time, the participant may receive lump-sum amount equal to the value of his or her account. If the value of a participant’s balance does not exceed $1,000, the distribution is automatically made. If such interest is greater than $1,000, then the participant may elect to defer distribution. However, the Plan administrator will distribute the balance in a lump sum without participant’s consent at the time that payments must begin under applicable federal law - generally the April 1 following the later of the calendar year in which the participant attains age 70-1/2 or terminate employment. Special rules apply to participants who are deemed to own more than 5% of the Company.

A financial hardship withdrawal can be made for an immediate and heavy financial need that, among other things, cannot be satisfied through certain other sources available to the participant.

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Employers’ contribution and allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, deferrals or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Investments are participant-directed.

Administrative Expenses

Various expenses related to the administration of the Plan are paid by the Plan Sponsor and partly by participants. A participant’s share of these expenses is allocated on a pro rata basis. The participant’s share of these expenses is based on the value of the participant’s account balance over the total assets in the Plan.

Administrative expenses are deducted from participant accounts on a quarterly basis from all funds except the Common Stock Fund. The rate for the Plan is determined quarterly based on the following tiered schedule for the total assets in the plan: 0.50% on the first $6,000,000 and 0.35% on assets over $6,000,000.

Notes Receivable from Participants

The Plan permits participants to borrow from their account balance. A participant is permitted to borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of his or her account balance, or $50,000. Loans must be repaid over a period not extending beyond five years from the date of the loan, unless such loan is used to acquire a dwelling unit that, within a reasonable time (determined at the time the loan is made), will be used as the principal residence. The maximum loan term for a principal residence loan is 20 years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the current prime rate plus 1 percent. The interest rate was between 4.25% and 5.50% on existing loans at December 31, 2016.

Plan Termination

Although it has not been expressed any intent to do so, the Plan Sponsor had the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants may elect to have distributions paid directly or transferred to another eligible retirement plan or individual retirement account.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities reported in the financial statements. Actual results could differ from those estimates.

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Transfer of Assets

The Plan transferred custodians and recordkeeping from Pentegra Retirement Services to Mid Atlantic Trust Company (custodian) and Future Benefits of America LLC (recordkeeper) as of October 1, 2015. The transfer of assets was settled in December 15, 2015. All of the investments were sold, other than Malvern Bancorp, Inc. common stock. The funds from the sale of the investments were held in cash until the funds were transferred to the new custodian on December 15, 2015 and allocated according to the participants’ instructions. Several new investment options were offered to Plan participants upon the transfer.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance plus accrued unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and expensed as incurred. Delinquent notes receivable from participants are treated as distributions based on the terms of the Plan Agreement. No allowances for credit losses have been recorded as of December 31, 2016 and 2015.

Concentration of Credit Risk

At December 31, 2016 and 2016, approximately 9.1% and 9.6%, respectively, of the Plan’s assets were invested in Malvern Bancorp, Inc. common stock.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Investments that calculate NAV per share (or its equivalent), but for which the practical expedient is not applied will continue to be included in the fair value hierarchy along with the related required disclosures.

In July 2015, the FASB released ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part Ill) Measurement Date Practical Expedient (“ASU 20 15-12”). This amendment removes the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value. Under the amendment, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value. In addition, this amendment simplifies the investment disclosures required for employee benefit plans, including eliminating the requirements to disclose: (a) individual investments that represent 5% or more of net assets available for benefits, (b) net appreciation (depreciation) by individual investment type, and (c) investment information disaggregated based on the nature, characteristics and risks. The requirement to disaggregate participant-directed investments within a self-directed brokerage account has also been eliminated. Self-directed brokerage accounts should be reported as a single type of investment.

The Plan early adopted ASU 2015-07 and Part II of ASU 2015-12 in 2015. Parts I and III of ASU 2015-12 were not applicable. The adoption of these ASUs did not have a significant impact on the net assets available for plan benefits or the statement of changes in net assets available for plan benefits.

Subsequent Events

In connection with the preparation of financial statements, the Plan evaluated subsequent events for potential recognition and for disclosure after December 31, 2016.

3.	Fair Value Measurements

The Plan follows ASC 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

●	Level 1: includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

●	Level 2: observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

●	Level 3: includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used or transfers between levels during the year ended December 31, 2016.

●	Common stocks: Malvern Bancorp, Inc. common stock fund, “Common Stock Fund,” is an employer stock unitized fund. The fund consists of both Malvern Bancorp, Inc. common stock and a short-term cash component that provides liquidity for daily trading. Malvern Bancorp, Inc. common stock is valued at the quoted market price from a national securities exchange and the short term investments are valued at cost, which approximates fair value.

●	Exchange traded funds: Exchange traded funds are valued at quoted market price from a national security exchange.

●	Mutual funds: Mutual funds are valued at the total market value of the underlying assets based on published market prices as of the close of the last day of the plan year. These values represent the net asset values (NAV) of shares held by the Plan.

●	Money Market Funds: Money Market funds are valued at carrying value, which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015:

	Assets at Fair Value as of December 31, 2016
	Total	Level 1	Level 2	Level 3
Mutual funds	$907,852	$907,852	$—	$—
Exchange traded funds	886,211	886,211	—	—
Common stock	582,492	582,492	—	—
Common collective/trust funds *	3,889,154	—	—	—
Total investments	$6,265,709	$2,367,555	$—	$—

	Assets at Fair Value as of December 31, 2015
	Total	Level 1	Level 2	Level 3
Mutual funds	$1,180,054	$1,180,054	$—	$—
Money market fund	296,839	296,839	—	—
Common stock	639,483	639,483	—	—
Common collective/trust funds *	4,431,837	—	—	—
Total investments	$6,548,213	$2,116,376	$—	$—

*	Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Net Asset Value (NAV) as Fair Value

A common collective/trust fund is comprised of units that are not publicly traded.  The underlying assets in this fund are valued where applicable on exchanges and price quotes for the assets held by the fund when readily available.  When current market prices or quotations are not available, valuations are determined using valuation models adopted by the Trustee or other inputs principally from or corroborated by observable market data.  A common collective/trust fund is valued at its net asset value (NAV) on the last day of the calendar year of the period; as a result, the investment is not classified within the fair value hierarchy.

The Plan’s investment in a common collective/trust fund is valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the trustee based on the current market values of the underlying assets of the common collective/trust fund as based on information reported by the investment advisor using the audited financial statements of the common collective/trust fund at year end.  The Plan held the following common collective/trust funds at December 31, 2016 as described below:

The objective of the Metlife Stable Value Fund – Series 25554 Class J, common collective/trust fund is to provide safety and preservation of principal and accumulated interest for participant-initiated transactions.  The interest credited to balances in this fund will reflect both current market conditions and performance of the underlying investments in this fund.  This fund invests entirely in the MetLife Group Annuity Contract 25554 which consists of separately managed investment portfolios directed by Wilmington Trust, N.A.  This fund is a bank collective trust fund for which Wilmington Trust, N.A. (the “Trustee”) serves as the Trustee of the Fund and maintains ultimate fiduciary authority over the management of, and investments made in, the Fund.  This fund is not FDIC-insured or registered with the Securities and Exchange Commission. There are no unfunded commitments.

The objective of the Bell Rock Capital Unitized ModelxChange Investments is to provide asset allocation portfolios for plan participants. These risk-based models are actively managed and rebalanced to maintain the portfolio’s risk/reward characteristics. MidAtlantic Trust Company manages unitization of selected model strategies subject to the terms of its custodial agreement with the Plan Sponsor. The Plan Sponsor agrees to price and execute trades at the computed net asset value as established by MidAtlantic Trust Company. The unitization formula is comprised of a weighting of the underlying holdings published closing prices and the cash liquidity of the account. The unitization formula adjusts for external cash flows (i.e. purchases/redemption of units), daily accrual of fees and underlying investment transactions/income. These funds are not FDIC-insured or registered with the Securities and Exchange Commission.

The following table for December 31, 2016 sets forth a summary of the Plan's investments reported at NAV as a practical expedient to estimate fair value:

	December 31, 2016
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
MetLife Stable Value Fund	$212,702	$—	Daily	60 days
Bell Rock Capital, LLC BRC Conservative Fund	1,263,011	—	Daily	—
Bell Rock Capital, LLC BRC Moderate Fund	440,724	—	Daily	—
Bell Rock Capital, LLC BRC Aggressive Fund	161,374	—	Daily	—
Bell Rock Capital, LLC BRC Balanced Fund	605,296	—	Daily	—
Bell Rock Capital, LLC BRC Capital Preservation Fund	1,206,047	—	Daily	—

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

4.	Tax Status

The Internal Revenue Service (“IRS”) informed the Company by letter dated March 31, 2014, that the Plan is qualified under Internal Revenue Code (“IRC”) Section 401(a).  The Plan has since been amended, however, the plan administrator continues to believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2016, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

5.	Party-in-Interest Transactions

The Plan owns shares of Malvern Bancorp, Inc. common stock.  The Employer pays for fees for accounting and other administrative services.  In addition, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. Additionally, certain employees and officers of the Company, who are also participants in the plan, perform administrative services for the Plan at no cost.  Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

6.	Risks and Uncertainties

The Plan provides participants various investment options whose values are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated certain investments and the level of uncertainties related to changes in the value of investments it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.

Supplemental Schedule 1

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Schedule of Assets (Held at End of Year)

(Line 4i of Schedule H to the 2016 Form 5500)

EIN: 23-0835060 – Plan Number: 004

December 31, 2016

(a)		(b)	(c)	(d)	(e)
		Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral Par or Maturity Date	Cost	Current Value
		DFA U.S. Small Cap Portfolio Institutional Class	Mutual Fund	*	$22,652
		DFA Global Equity Portfolio Institutional Class	Mutual Fund	*	41,475
		DFA U.S. Large Cap Value III Portfolio	Mutual Fund	*	130,522
		iShares TIPS Bond ETF	Exchange Traded Fund	*	4,756
		iShares Core S&P 500 ETF	Exchange Traded Fund	*	267,070
		iShares 20+ Year Treasury Bond ETF	Exchange Traded Fund	*	33,913
		iShares Russell Mid-Cap Growth ETF	Exchange Traded Fund	*	199,108
		iShares Nasdaq Biotechnology ETF	Exchange Traded Fund	*	34,260
		iShares Russell 2000 Growth ETF	Exchange Traded Fund	*	26,702
		iShares Core S&P Small-Cap ETF	Exchange Traded Fund	*	23,134
		iShares MSCI EAFE Small-Cap ETF	Exchange Traded Fund	*	347
		iShares Morningstar Mid-Cap Value ETF	Exchange Traded Fund	*	46,822
		iShares U.S. Aerospace & Defense ETF	Exchange Traded Fund	*	40,929
		JPMorgan Core Plus Bond Fund Class R6	Mutual Fund	*	3,845
		Lord Abbett Bond Debenture Fund Class I	Mutual Fund	*	147,991
		PIMCO Enhanced Short Maturity Active Exchange-Traded Fund	Exchange Traded Fund	*	18,605
		PowerShares QQQ	Mutual Fund	*	66,220
		PowerShares NASDAQ Internet Portfolio	Mutual Fund	*	8,097
		PowerShares Dynamic Pharmaceuticals Portfolio	Mutual Fund	*	43,452
		PowerShares Dynamic Media Portfolio	Mutual Fund	*	24,597
		SPDR S&P Emerging Asia Pacific ETF	Exchange Traded Fund	*	1,976
		SPDR S&P 600 Small Cap Value ETF	Exchange Traded Fund	*	74
		SPDR S&P Insurance ETF	Exchange Traded Fund	*	23,825
		Energy Select Sector SPDR ETF	Exchange Traded Fund	*	2,517
		Vanguard FTSE Developed Markets Index Fund ETF Shares	Exchange Traded Fund	*	13,565
		Vanguard Target Retirement 2015 Fund Investor Shares	Mutual Fund	*	216,314
		Vanguard Target Retirement 2025 Fund Investor Shares	Mutual Fund	*	2,068
		Vanguard Target Retirement 2035 Fund Investor Shares	Mutual Fund	*	36,270
		Vanguard Target Retirement 2045 Fund Investor Shares	Mutual Fund	*	5,936
		Vanguard Target Retirement 2020 Fund Investor Shares	Mutual Fund	*	84,309
		Vanguard Target Retirement 2055 Fund Investor Shares	Mutual Fund	*	2,598
		Vanguard Target Retirement 2030 Fund Investor Shares	Mutual Fund	*	71,506
		Vanguard Consumer Discretionary Index Fund ETF Shares	Exchange Traded Fund	*	33,420
		Vanguard Materials Index Fund ETF Shares	Exchange Traded Fund	*	26,038
		Vanguard REIT Index Fund ETF Shares	Exchange Traded Fund	*	19,244
		Vanguard Small-Cap Growth Index Fund ETF Shares	Exchange Traded Fund	*	49,903
		Vanguard Value Index Fund ETF Shares	Exchange Traded Fund	*	20,003
		Metlife GAC 25554 CL J	Common Collective/Trust Fund	*	212,702
		Bell Rock Capital, LLC BRC Conservative Fund	Common Collective/Trust Fund	*	1,263,011
		Bell Rock Capital, LLC BRC Moderate Fund	Common Collective/Trust Fund	*	440,724
		Bell Rock Capital, LLC BRC Aggressive Fund	Common Collective/Trust Fund	*	161,374
		Bell Rock Capital, LLC BRC Balanced Fund	Common Collective/Trust Fund	*	605,296
		Bell Rock Capital, LLC BRC Capital Preservation Fund	Common Collective/Trust Fund	*	1,206,047
	**	Malvern Bancorp, Inc. Common Stock	Common Stock	*	582,492
	**	Note Receivable from Participants	Interest rate of 4.25% to 5.50%	*	105,814
					$6,371,523
	*	Cost is not required for participant directed investments
	**	Party in Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

	By:	/s/ Joseph D. Gangemi
June 29, 2017		Senior Vice President and Chief Financial Officer
Malvern Federal Savings Bank